Filed Pursuant To Rule 433

Registration No. 333-275079

January 11, 2024

WHY GBTC? PERFORMANCE HISTORY HOW TO INVEST GBTC RESOURCES FAQ INVEST NOW Grayscale Bitcoin Trust ETF The world’s largest
Bitcoin ETF * INVEST NOW GBTC *By AUM as of 1/10/2024 Investment Objective Grayscale Bitcoin Trust is one of the first securities solely and passively invested in Bitcoin (“BTC”) that enables investors to gain exposure to BTC in the form of a security while avoiding the challenges of buying, storing, and safekeeping BTC, directly. Shares (based on BTC per Share) are designed to reflect the value of BTC held by the Trust, determined by reference to the Index Price, less the Trust's expenses and other liabilities.
Bitcoin is a digital asset that is created and transmitted through the operations of the peer-to-peer Bitcoin Network, a decentralized network of computers that operates on cryptographic protocols. The Bitcoin Network allows people to exchange tokens of value, Bitcoins, which are recorded on a public transaction ledger known as a Blockchain.

Why GBTC? Largest GBTC is the world’s largest Bitcoin ETF*. Legacy Created in 2013, GBTC has the longest operational history as the first publicly-traded Bitcoin fund. Expert As GBTC's sponsor since inception, Grayscale is one of the only asset managers with a decade of experience operating a Bitcoin investment vehicle that is regulated by the U.S. Securities Exchange Commission. Liquid As an actively traded spot Bitcoin ETF, GBTC offers investors high flexibility to manage their positions. *By AUM as of 1/10/2024

Overview As of 01/11/2024 NAME Grayscale Bitcoin Trust DISTRIBUTION FREQUENCY None TICKER GBTC TRUST INCEPTION DATE 09/25/2013 PRIMARY LISTING MARKET NYSE ARCA PUBLIC QUOTATION DATE 05/04/2015 CUSIP 389637109 ETF LISTING DATE 01/11/2024 ISIN US3896371099 Key Fund Information As of 01/11/2024 ASSETS UNDER MANAGEMENT (NON-GAAP) $28,618,142,691.63 BASE CURRENCY USD SHARES OUTSTANDING 692,370,100 SPONSOR Grayscale Investments, LLC TOTAL EXPENSE RATIO* 1.50% INDEX PROVIDER CoinDesk Indices, Inc. TOTAL BITCOIN IN TRUST 619,162.0971 FUND ADMINISTRATOR BNY Mellon BITCOIN PER SHARE 0.00089426 DIGITAL ASSET CUSTODIAN Coinbase Custody Trust Company, LLC MARKETING AGENT Foreside Fund Services, LLC *Prior to 1/11/2024 the expense ratio was 2.00% The Story of GBTC

The Story of GBTC Grayscale CEO shares the story of GBTC, from inception to ETF History of GBTC Grayscale Performance GBTC was created as a private placement over a decade ago. In 2024, it uplisted to NYSE Arca as a spot Bitcoin ETF. Daily Performance As of 1/10/2024

NET ASSET VALUE (NAV) PER SHARE $41.33 XBX INDEX PRICE $46,220.76 NAV PER SHARE 1D CHANGE ($) –– DAILY VOLUME (SHARES) –– NAV PER SHARE 1D CHANGE (%) –– MARKET PRICE 1D CHANGE ($) –– MARKET PRICE $40.69 MARKET PRICE 1D CHANGE (%) –– PREMIUM / DISCOUNT (%) -1.56% GAAP AUM $28,660,487,187.48 30D MEDIAN BID/ASK SPREAD (%) –– GAAP NAV PER SHARE $41.39 Median 30 Day Spread is a calculation of GBTC's median bid-ask spread, expressed as a percentage rounded to the nearest hundredth, computed by: identifying the Fund’s national best bid and national best offer as of the end of each 10 second interval during each trading day of the last 30 calendar days; dividing the difference between each such bid and offer by the midpoint of the national best bid and national best offer; and identifying the median of those values. GAAP AUM and GAAP NAV/Share represents the applicable Product’s principal market price and is calculated using a GAAP methodology. For additional information, see the applicable Product’s financial statements. Market Price NAV Per Share Volume As of 01/11/2024 1 MONTH 3 MONTHS 6 MONTHS YTD 1 YEAR 3 YEARS 5 YEARS 10 YEARS SINCE INCEPTION

Market price % NAV Per Share % Benchmark Index % Since inception is the ETF listing date of 1/11/2024. The performance data quoted represents past performance and is no guarantee of future results. Investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Shares of any ETF are bought and sold at market price (not NAV) and may trade at a discount or premium to NAV. Shares are not individually redeemable from the Fund and may only be acquired or redeemed from the fund in creation units. Brokerage commissions will reduce returns. Benchmark Index refers to The CoinDesk Bitcoin Price Index (XBX) provides a USD-denominated reference rate for the spot price of Bitcoin (BTC). The index leverages real-time prices from multiple constituent exchanges to provide a representative spot price. Prior to 1/11/24, Principal Market NAV per Share was referred to as NAV per Share and NAV per share was referred to as Digital Asset Holdings per Share. Our definitions and calculations of these non-GAAP measures may not be the same as similar measures reported by other Bitcoin ETFs. Please refer to GBTC's filings with the Securities and Exchange Commission for additional information. NAV is the dollar value of a single share, based on the value of the underlying assets of the fund minus its liabilities, divided by the number of shares outstanding. Calculated at the end of each business day using the 4pm ET index price. Market Price is the current price at which shares are bought and sold. Market returns are based upon the last trade price. Historical Performance Grayscale Bitcoin Trust was launched over a decade ago. Shares were originally offered through a private placement but in mid-2015, shares began trading publicly on OTC Markets under Symbol: GBTC. This continued until 2024 when GBTC uplisted to NYSE Arca as a spot Bitcoin ETF. Pre-ETF All Time Nav per Share The performance table shows the Trust's performance for the time periods shown from inception to 1/11/2024. The Trust's performance prior to 1/11/2024 is based on market-determined prices on the OTCQX marketplace and on the Trust's performance without an ongoing share creation and redemption program. Prior to 1/11/2024, the Trust's shares traded at both premiums and discounts to the value of the Trust's assets, less its expenses and other liabilities, which at times were substantial, in part due to the lack of an ongoing redemption program. Effective as of 1/11/2024, the Trust established an ongoing share creation and redemption program and the shares of the Trust were listed to NYSE Arca. Hence, the Trust's returns for periods prior to 1/11/2024 are not directly comparable to, and should not be used to make conclusions in conjunction with, the Trust's performance for periods subsequent to 1/11/2024.

September 2013 Grayscale Bitcoin Trust launched, accessible to accredited investors May 2015 Grayscale Bitcoin Trust becomes publicly-quoted under Symbol: GBTC, allowing investors to access Bitcoin exposure in their brokerage accounts

February 2017 Grayscale submits its first application for GBTC to uplist as a spot Bitcoin ETF October 2017 GBTC surpasses $1B in assets under management

January 2020 GBTC voluntarily becomes the first crypto investment vehicle to be an SEC Exchange Act reporting company

November 2020 GBTC surpasses more than 500,000 Bitcoin held in the Trust October 2021 The first Bitcoin Futures ETF launches, and Grayscale resubmits its application to uplist GBTC as a spot Bitcoin ETF

June 2022 Grayscale files lawsuit in the DC Circuit Court of Appeals in response to the SEC’s decision to deny GBTC's proposal to uplist as a spot Bitcoin ETF August 2023 The DC Circuit Court unanimously rules in favor of Grayscale, vacating the SEC's initial denial order to uplist GBTC as a spot Bitcoin ETF

January 2024 GBTC uplists to NYSE Arca as a spot Bitcoin ETF History of GBTC

2024 How to Invest in GBTC Grayscale Bitcoin Trust ETF (Ticker: GBTC) trades on NYSE Arca and is available through your brokerage account. To invest, click below to be redirected to brokerage platforms or search for GBTC on your platform of choice.

GBTC Resources GBTC Factsheet Jan 11, 2024 DOWNLOAD Grayscale Overview Jan 11, 2024 DOWNLOAD Bitcoin ETF 101 Jan 11, 2024 DOWNLOAD Bitcoin ETF 101 Video Jan 11, 2024 WATCH NOW Why GBTC Video Jan 11, 2024 WATCH NOW

FAQs Have more questions? Please reach out to our Investor Relations team at info@grayscale.com GBTC is one of the first spot Bitcoin ETF in the US. A spot Bitcoin ETF is solely and passively invested in Bitcoin, whose shares are designed to reflect the value of BTC held by the Trust, determined by reference to the Index Price, less the Trust's expenses and other liabilities. GBTC allows investors to gain exposure to Bitcoin through a familiar investment vehicle, without the need to set up an account or wallet on a cryptocurrency exchange. Similar to how investors use ETFs to hold other commodities, like gold or silver, they can now invest in Bitcoin through GBTC. GBTC owns and passively holds actual Bitcoins through our Custodian, Coinbase Custody. GBTC does not trade, buy, sell or hold Bitcoin derivatives, including Bitcoin futures contracts. This product is not levered. From 2015 until 1/11/2024, shares of GBTC were publicly-quoted on the OTCQX Market. Please view our FAQ on Grayscale’s product lifecycle to learn more. On 1/11/2024, GBTC was uplisted to NYSE Arca as a spot Bitcoin ETF. It now creates and redeems shares on an ongoing basis as part of its ETF structure. GBTC trades on NYSE Arca, and is available through most brokerage accounts, including Fidelity, Schwab, Robinhood, and others. To invest, click here to be redirected to your brokerage platform or simply search for GBTC on your platform of choice. GBTC tracks the CoinDesk XBX Index, which provides a USD-denominated reference rate for the price of spot Bitcoin. GBTC allows investors to gain exposure to Bitcoin through a familiar investment vehicle, without the need to set up an account or wallet on a cryptocurrency exchange. Investors may choose GBTC if they prefer the convenience of accessing all their investments on their regular investment platform and purchasing a regulated investment product. GBTC charges an annual management fee of 1.50%, which includes all of the costs associated with administration and safekeeping of the underlying Bitcoin. There are no other fees.

Grayscale enables investors to access the digital economy through a family of regulated and future-forward investment products. Founded in 2013, Grayscale has a proven track record and deep expertise as the world’s largest crypto asset manager. Investors, advisors, and allocators turn to Grayscale for single asset, diversified, and thematic exposure.Why do investors invest in Bitcoin?

Investors may want exposure to Bitcoin for portfolio diversification, as an alternative to fiat currency investment, to hedge against conventional markets, and more.

Ready to invest? Stay on top of the latest crypto news and insights SUBSCRIBE ETF All ETFs Grayscale Bitcoin Trust ETF Grayscale Future of Finance ETF Visit grayscale.com © 2024. All rights reserved Privacy policy Terms & conditions

Grayscale Future of Finance ETF (“GFOF”) and Grayscale Bitcoin Trust (“GBTC”) (Collectively the “ETFs”) are distributed by Foreside Fund Services, LLC. Foreside Fund Services, LLC is the Marketing Agent of GBTC. Grayscale Advisors, LLC (“GSA”) is the adviser of GFOF. Investments managed by GSA are registered under the Investment Company Act of 1940 and subject to the rules and regulations of the Securities Act of 1933 and Investment Advisers Act of 1940. Grayscale Investments, LLC (“Grayscale”) is the sponsor of GBTC. Grayscale is not registered as an investment adviser under the Investment Advisers Act of 1940 and GBTC is not registered under the Investment Company Act of 1940.GBTC is subject to the rules and regulations of the Securities Act of 1933. Investments involve risk. Principal loss is possible. Unlike mutual funds, ETFs may trade at a premium or discount to their net asset value. These funds are new and have limited operating history to judge.The ETFs rely on third party service providers to perform certain functions essential to the affairs of the funds and the replacement of such service providers could pose a challenge to the safekeeping of the digital asset and to the operations of the ETFs. Grayscale Bitcoin Trust (GBTC) ETF The Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903-2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101. NAV per Share is not calculated in accordance with GAAP. NAV per Share is not intended to be a substitute for the Trust's Principal Market NAV per Share calculated in accordance with GAAP. Extreme volatility of trading prices that many digital assets, including Bitcoin, have experienced in recent periods and may continue to experience, could have a material adverse effect on the value of GBTC and the shares could lose all or substantially all of their value. Digital assets represent a new and rapidly evolving industry. The value of GBTC depends on the acceptance of the digital assets, the capabilities and development of blockchain technologies and the fundamental investment characteristics of the digital asset. Digital asset networks are developed by a diverse set of contributors and the perception that certain high-profile contributors will no longer contribute to the network could have an adverse effect on the market price of the related digital asset. Digital assets may have concentrated ownership and large sales or distributions by holders of such digital assets could have an adverse effect on the market price of such digital assets. The value of GBTC relates directly to the value of the underlying digital asset, the value of which may be highly volatile and subject to fluctuations due to a number of factors. A substantial direct investment in digital assets may require expensive and sometimes complicated arrangements in connection with the acquisition, security and safekeeping of the digital asset and may involve the payment of substantial acquisition fees from third party facilitators through cash payments of U.S. dollars. Because the value of GBTC is correlated with the value of Bitcoin, it is important to understand the investment attributes of, and the market for, the underlying digital asset. Please consult with your financial professional. Prior to 1/11/2024, shares of Grayscale Bitcoin Trust (BTC) (the “Trust”) were offered only in private placement transactions exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), and were quoted on the OTCQX® Best Market. The Trust did not have an ongoing share creation and redemption program. Effective as of the open of business on 1/11/2024, the shares of the Trust were listed to NYSE Arca as an exchange-traded product, the Trust established an ongoing share creation and redemption program and the shares are being offered on a registered basis pursuant to a Registration Statement on Form S-3. The Trust’s investment objective both before and after 1/11/2024 has remained constant, namely to reflect the value of Bitcoin held by the Trust, less the Trust’s expenses and other liabilities. However prior to 1/11/2024, the Trust did not meet its investment objective and the Trust’s shares traded at both premiums and discounts to such value, which at times were substantial, in part due to the lack of an ongoing redemption program. Furthermore, the Trust’s performance prior to 1/11/2024 is based on market-determined prices on the OTCQX, while the Trust’s performance following such date is based on market-determined prices on NYSE Arca. As a result, the Trust’s historical data prior to 1/11/2024 is not directly comparable to, and should not be used to make conclusions in conjunction with, the Trust’s performance following that date. The performance of the Trust before and after 1/11/2024 may differ significantly. Grayscale Future of Finance (GFOF) ETF Investors should consider the investment objectives, risks, charges and expenses carefully before investing. For a prospectus or summary prospectus with this and other information about the Fund, please call (833) 903-2211 or visit our website at etfs.grayscale.com/gfof. Read the prospectus or summary prospectus carefully before investing. GFOF is non-diversified therefore shares may rise and fall more than the value of shares of a fund that invests in securities of companies in a broader range of industries. GFOF is not actively managed. Investments in foreign securities may involve risks such as social and political instability, market illiquidity, exchange-rate fluctuations, a high level of volatility and limited regulation. These risks are magnified in emerging markets. Investments made in small to mid-capitalization companies are subject to greater risks than large company stocks due to limited resources and inventory, as well as being more sensitive to adverse conditions. GFOF also will not invest in initial coin offerings. It may, however, have indirect exposure to digital assets by virtue of its investments in companies that use one or more digital assets as part of their business activities or that hold digital assets as proprietary investments. Because GFOF will not invest directly in any digital assets, it will not track price movements of any digital assets. Future of Finance companies rely heavily on the success of the digital currency industry, the development and acceptance of which is subject to a variety of factors that are difficult to evaluate. These companies may be subject to theft, loss or destruction of cryptographic keys (required to access a user’s account when transacting on blockchain). Blockchain technology is new and many of its uses may be untested. The development and acceptance of competing platforms or technologies may cause consumers or investors to use an alternative to blockchains. Digital assets that are represented on a blockchain and trade on a digital asset exchange may not necessarily benefit from viable trading markets. Digital commodities and their associated platforms are largely unregulated, and the regulatory environment is rapidly evolving. Companies that are developing financial technologies that seek to disrupt or displace established financial institutions generally face competition from much larger and more established firms.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.